August 4, 2006
Mr. Gary Cope
President and Chief Executive Officer
Orko Silver Corp.
2610-1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2

	RE:	Orko Silver Corp.
		Registration Statement on Form 20-F
		Filed July 7, 2006
		File No. 0-51923

Dear Mr. Cope:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General
1. Please note that the Form 20-F registration statement will become automatically effective 60 days from the date of the first filing with Edgar. See Section 12(g)(1) of the Securities Exchange Act of
1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.
2. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3. In your amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C (b) of Form 20-F, which states that "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement..." For example, update the exchange rate information on page 7 and the share ownership information provided on page 37. See
Items 3.A.3  and 7.A.1(a) of Form 20-F.
4. Please file all material contracts and exhibits with your next amendment. In this regard, we note disclosure on page 16 regarding the company`s acquisition on June 21, 2006 of the remaining 25 per cent of the La Preciosa property not previously owned such that the company`s total ownership in the property is now 100%. In your next amendment, file the agreement associated with this transaction as an exhibit and include corresponding disclosure with respect to the agreement pursuant to Item 10.C. of Form 20-F.

Forward-Looking Statements
5. Remove the suggestion that "will" constitutes a forward-looking statement.

Item 3.  Key Information, page 6

Item 3.A.1., page 6
6. Revise to include the selected financial data for the six-month interim periods ended April 30, 2006 and April 30, 2005 as specified in Item 3.A. 1. of Form 20-F.
7. Please revise to also include disclosure regarding the exchange rate as of the latest practicable date. See Item 3.A.3(a) of Form 20-F.

3.B.  Capitalization and Indebtedness, page 8
8. We refer you to Item 3.B. of Form 20-F which states that the information required should be as of a date no earlier than 60 days prior to the filing of the document. The table provided is as of 10/31/2005. Please update the information in the table accordingly.

Risk Factors, page 8
9. All risk factors should be no longer than one or two short paragraphs. Please revise so that you concisely identify the risk and its impact on shareholders. Include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. In this regard, we note excessive disclosure in the risk factors "The risks associated with...," on page 10 and "U.S. investors may not...," on page 11. Further, where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.
10. We note your disclosure in this section of management`s intention to cease operations should exploration efforts prove to be unsuccessful within a ten year time frame. Please disclose this ten year plan in a separate risk factor. Further, clarify within your risk factor disclosure when the time period of ten years established by management commenced or will commence and disclose all the factors management considers in determining if the company`s efforts could be deemed "unsuccessful".
11. Include a risk factor that addresses the fact that the company`s certificate of incorporation establishes an unlimited amount of authorized capital and the impact that this could have on shareholders. Alternatively, include reference to this provision in the risk factor on page 9 regarding the company`s reliance on equity issuances.
12. Include at the forefront of the risk factor discussion, a risk factor that discloses that you have had a history of net losses and may continue to generate such losses in the future.

Orko Silver Has Minimal Positive Cash Flow and No Recent History
....,
page 9
13. Revise the subheading of this risk factor to remove the suggestion that you have had a prior history of "significant earnings."

The Amount of Capital Necessary to Meet All Environmental
Regulations...., page 9
14. Please provide a cross-reference to other disclosure that addresses the governmental rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities. For example, discuss whether you need licenses or permits to conduct your operations, whether you have obtained such permits or the status of your application for the permits and the regulatory body responsible for granting the permits.
We may have further comments.  See Item 4.B.8 of Form 20-F.

15. If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

Orko Silver is Dependent on Key Personnel...., page 10
16. Please disclose if you do not carry key man insurance.



Mineral prices may not support corporate profit for Orko
Silver...,
page 11
17. Revise this risk factor subheading so that it clearly identifies the risk to be discussed. Simply stating "Mineral prices may not support corporate profit for Orko Silver" does not disclose the resulting risk of harm to investors.

Information on the Company, page 12

History and Development of the Company, page 12
18. Please disclose the name and address of your agent in the United
States, if any.  See Item 4.a.3 of Form 20-F.

19. Revise to include in this section the disclosure required by Item
4.A.4 of Form 20-F with respect to important developments in the history of the company`s business. We note that some of this required disclosure appears on page 15. Revise your disclosure accordingly.

Financings, page 12
20. Tell us whether any of your private placements were conducted in the U.S. and, if so, the federal securities law exemption(s) upon which you relied.

Property, Plant and Equipment, page 17
21. We note you disclose on page 16 that on June 21, 2006, you completed your acquisition of the remaining 25 percent of the La Preciosa property, increasing your ownership of this property to 100 percent. You also disclose on page 18 that you have a 100 percent interest in 17,300 hectares in the state of Durango, consisting of your La Preciosa and Santa Monica properties. However we note several instances, for example pages 16, 18, 22, 25 and Note 5 of your financial statements, where your disclosures were limited to discussions of your 75 percent property ownership, June 2004 acquisition of 51 percent participation interest and March 2006 work status of your Santa Monica property. Please revise your disclosures throughout the document, particularly the pages and Note indicated above, to update consistently the discussions of all your property ownership interests and work status to date.

Item 5.  Operating and Financial Review and Prospects, page 25

Liquidity and Capital Resources, page 29

22. Provide the disclosure regarding the company`s opinion as to its working capital needs as specified in Item 5.B. 1(a) of Form 20-F. Revise as follows:

* Disclose the time period within which your working capital would be sufficient to meet your short term requirements;
* Explain whether you plan to incur expenses for anything other than general and administrative activities in the near term;
* Explain your plans for obtaining additional funds and;
* Describe the impact on your financial position, result of operations and liquidity in the event you are not able to raise additional funds. See Item 5.B.1(a) of Form 20-F.

Directors, Senior Management and Employees, page 32

23. Please provide a complete biographical sketch for each named individual for the past five years. For example, we notice gaps or ambiguities with regard to time in the sketches for Messrs. Cope, Cavey, and Besuchet and Ms. Robertson. Please disclose a month and date for each timeline for each position within the five-year period.

7.B.  Related Party Transactions, page 40

24. Further supplement your disclosure in this section. For example, provide a summary of the material terms of the management contract between the company and Messrs. Wilmont and Cope, inclusive of the duration of the contract and an explanation as to how the fees were determined for the prior fiscal year and how such fees are currently determined. Additionally, please file the contract as an exhibit to your next amendment. We may have further comment.

The Offer and Listing, page 41

25. Please add disclosure to discuss your reasons for filing this Form 20-FR.

Additional Information, page 43

Memorandum and Articles of Association, page 44
26. Provide a more detailed disclosure in this section. For example, please disclose the percentage vote required to pass any resolution at a shareholder meeting, including an election of directors.

Taxation, page 50

27. In this section, you include statements that US investors "should consult" with their own tax advisors, or language to similar effect.
Because shareholders may rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences, revise to eliminate this language each place it appears. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Financial Statements - Annual

General

28. Please number all your financial statement pages, along with the other pages included in your document.

Auditors` Report

29. We note that Manning Elliott LLP audited your financial statements for the two years ended October 31, 2005. Therefore, it appears you will also need to obtain an audit of your financial statements for the year ended October 31, 2003 to comply with the guidance set forth in Item 8.A.3 of Form 20-F.

Balance Sheets as at October 31, 2005 and 2004

30. Please add disclosure showing or discussing changes in your contributed surplus balances for each of the three years ended
October 31, 2003, 2004 and 2005, as required under Items 8.A.1(f) and
8.A.5 of Form 20-F.

Note 10 - Differences Between Generally Accepted Accounting
Principles in Canada and the United States

31. Please expand your disclosure to clarify whether under U.S.
GAAP
you still account for your stock options using APB No. 25 and when you plan to adopt FAS 123(R). The reasons for the differences in expense recognition should be clear.

32. Please expand your disclosure to include a reconciliation of your reported net loss under Canadian GAAP, to the net loss figures that would be reported under U.S. GAAP, to comply with Item 17(c)(2)(i) of
Form 20-F.

Financial Statements - Interim

Balance Sheets

33. We note your label "Audit Review" of Interim Financial Statements, followed by notation that your auditors have not reviewed these financial statements. Please remove your "Audit Review" label.
Alternatively, obtain a review of the interim statements, modify the disclosure accordingly, and include in your filing the review report that would be required under Item 8.A.5 of Form 20-F.

Statements of Operations and Deficit

34. It appears that you may need to correct the header labeling of your interim statements of operations and deficit from "Three months ended January 31" to "Three months ended April 30," based on end figures utilized in your statements of cash flows. In this case, please verify that all amounts presented reflect income and expense amounts for the three months ended April 30. Otherwise, modify your disclosure to include these statements. Additionally, please fill in your deficit amounts at the beginning and end of period in each column for the quarterly information.

35. Please disclose the reconciling information required under Item
17(c) of Form 20-F, addressing the differences between Canadian
GAAP
and U.S. GAAP, for the amounts reflected in your interim financial statements.

Exhibit - Consent of Independent Auditors

36. We note that your auditors Manning Elliott LLP only refer to audit of your financial statements for the years ended October 31, 2005 and 2004 in their consent. If you engage this firm to also audit your financial statements for the year ended October 31, 2003, the consent would need to be consistent with the report that is ultimately filed.

Engineering Comments

General

37. We note that you utilize a significant amount of technical terminology in describing your properties that may not be familiar to the average investor. Revise your filing to convey the meaning of technical words through the context of your discussion as much as possible. Provide definitions of geologic and technical terms in a glossary for words that cannot be adequately defined in the text.

38. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred" resources. As a foreign filer, all mineral resources do have the requirement of reasonable prospects for economic extraction. This requires the use of preliminary economic, mining, metallurgical, environmental, and pricing information to constrain the mineral resource estimate. Prepare to disclose this basic information with your future resource estimates. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the
SEC, accompany such disclosure with the following cautionary language, in bold type:

"Cautionary Note to U.S. Investors - The United States Securities and
Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC`s website at http://www.sec.gov/edgar.shtml."

Risk Factors, page 8

39. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management`s lack of experience in this industry.

Properties within the State of Durango Mexico, page 18

40. Please replace the small-scale maps with maps having a greater level of detail, and showing the location and access to the properties. We believe the guidance in Instruction 1(a) to Item
4.D
of Form 20-F would generally require maps and drawings with the following features:

* A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
* A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
* A north arrow.
* An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
* A title of the map or drawing, and the date on which it was drawn.
* In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. Please modify and enlarge your maps according the guidelines discussed above.

Regional and Project Area Geology, page 19

41. Your disclosure about the regional geology contains more detail than is necessary and technical language with which the average investor may be not familiar. The required disclosures should provide information that has a direct bearing on your properties, and make it understandable to the average shareholder. The guidance in
Industry Guide 7, section (b) (5), calls for a "brief description" of the rock formations and mineralization. Please replace your disclosure with a non-technical summary that is responsive to this guidance and written using language that the average investor will understand.

Directors and Senior Management, page 32

42. We believe that you should disclose the following information about directors, senior members of management, and technical persons upon whose work the company is dependent, to comply with Item 6.A of
Form 20-F:

* Briefly, describe the person`s technical training and business experience.
* The approximate percent of their time that the officers worked on affairs of your company this last year.
* Other significant responsibilities that they currently have with other companies.

Closing Comments

	We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lily Dang at (202) 551-3867 or, in her absence,
Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Mellissa Duru (202) 551-3757 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

      Sincerely,



									H. Roger Schwall
									Assistant Director

cc:	L. Dang
	K. Hiller
      G. Schuler
      J. Wynn
      M. Duru

      via facsimile
      Mr. Ross Wilmot
      (604) 684-4601
Mr. Gary Cope
Orko Silver Corp.
August 4, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010